SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, DC 205

                                   FORM 12b-25

                        Commission File Number 333-70156

                           NOTIFICATION OF LATE FILING

(Check One):   [ ] Form 10-K [ ] Form 11-K [ ] Form 20-F [X] Form 10-Q
               [ ] Form N-SAR

     For Period Ended: September 30, 2003
                       ------------------

[ ] Transition Report on Form 10-K       [ ] Transition Report on Form 10-Q

[ ] Transition Report on Form 20-F       [ ] Transition Report on Form N-SAR

[ ] Transition Report on Form 11-K

     For Transition Period Ended:
                                  ----------------------------------------------


     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
                                                       -------------------------

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant  CIRMAKER TECHNOLOGY CORPORATION
                         -------------------------------

Address of principal executive office (Street and number): 1230 Avenue of the Americas, 7th Floor, New York, NY 10020.

                                     PART II
                             RULE 12-b 25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject


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quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The Registrant is unable to file its Form 10-QSB within the prescribed time period without unreasonable effort or expense due to the fact that it has not completed the process of preparing and integrating international operating information into statements for the current nine month period. The Registrant anticipates that it will file its Form 10-QSB within the five-day grace period provided by Exchange Act Rule 12b-25.

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification: Charles Skeele (CEO), (917) 639-4098.

 (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

     [X] Yes           [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

     [X] Yes           [ ] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


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                       CIRMAKER TECHNOLOGY CORPORATION
                       -------------------------------
                 (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


               CIRMAKER TECHNOLOGY CORPORATION


               By:   /s/ Charles Skeele
               ----------------------------
               Name:   Charles Skeele
               Title:  Chief Executive Officer


Date:   November 14, 2003


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                                   ATTACHMENT
                                   RELATING TO
                               PART IV, NUMBER (3)

Cirmaker Technology Corporation (the "Company") anticipates that there will be a significant change in the results of operations for the fiscal quarter ended September 30, 2003 from the corresponding period in 2002 in the earnings statements to be included in the Form 10-QSB for the quarter ended September 30, 2003. Based upon information currently available to the Company, the Company is unable to quantify the amount of such change.